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                        WILSON SONSINI GOODRICH & ROSATI
                            Professional Corporation


                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                 TELEPHONE 415-493-9300  FACSIMILE 415-493-6811
                                  WWW.WSGR.COM

                                 April 21, 1997



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
Attn: Filing Desk, Stop 1-4


     Re: ProBusiness Services, Inc.
         Registration Statement on Form 8-A


Ladies and Gentlemen:

     On behalf of ProBusiness Services, Inc., a Delaware corporation (the "Company"), we respectfully request that the Company's Registration Statement on Form 8-A be withdrawn as of the date hereof. The Company's request is based on the fact that its Registration Statement on Form S-1 (File No. 333-23189) has not yet been declared effective. The Company intends to file a new Registration Statement on Form 8-A at or near the time its Registration Statement on Form S-1 is declared effective.

     If you have any questions regarding this matter, please call me at (415) 493-9300.

                                        Very truly yours,


                                        WILSON SONSINI GOODRICH & ROSATI
                                        Professional Corporation

                                        /s/ Thomas Ian Savage

                                        Thomas Ian Savage


cc:      James M. Daly
         Hugh Fuller
         Alan K. Austin
         Kenneth L. Guernsey
         Steven E. Klei